SUNAMERICA FOCUSED ALPHA LARGE-CAP FUND, INC.
RESPONSE TO ITEM 77 FOR THE CURRENT
FILING OF N-SAR (Period Ended December 31, 2007)


SUB ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of the shareholders of the Fund was held on November 14, 2007 and adjourned to December 12, 2007. At the December 12, 2007 meeting, shareholders approved a new subadvisory agreement among the Fund, AIG SunAmerica and Marsico Capital Management, LLC. The voting results of the meeting to approve the new subadvisory agreement were as follows:

Shares voted
For:  4,552,346
Against:  235,639
Abstain:  249,735
Total:  10,825,547